04046902

ReGen Therapeutics Plc

82-34822

13th December 2004

ReGen Therapeutics Plc Annual City Presentation

Percy Lomax, Chairman of ReGen Therapeutics Plc ("ReGen or the Company"), which is developing Colostrinin™ and its constituent peptides as a treatment for Alzheimer's disease and other forms of cognitive impairment, is today chairing a briefing to investors and analysts when ReGen will be discussing its research and development progress made over the last twelve months.

With regard to drug development Tim Shilton – Development Director will be explaining the Company's plans to identify the active components within Colostrinin™ with a view to developing specific compounds that may have utility as pharmaceuticals for the treatment of Alzheimer's Disease and other conditions. The current status of scientific knowledge on Colostrinin™ will be discussed by Professor Marian Kruzel of the University of Texas, Houston, Health Science Center and the Company's Scientific Advisor. He will be joined by Professor Michael Stewart and Dr Duncan Banks of the Department of Biological Sciences at the Open University, Milton Keynes, UK.

In particular Dr Kruzel will discuss the mode of action of Colostrinin™ and the results of in-vitro experiments that have shown Colostrinin™ to be protective against the toxic effects of amyloid-beta aggregates (plaques). Such plaques are generally considered to be one of the main pathologies of Alzheimer's Disease. Professor Stewart and Dr Banks will discuss their recent studies in-vivo that have shown Colostrinin™ to be a cognitive enhancer and be capable of reducing the severity of memory block caused by amyloid-beta.

Tim Shilton will be talking about the Company's search to find a commercial development partner for Colostrinin™ in the nutraceutical area – an activity which remains ongoing – and manufacturing scale up. Martin Small – New Projects Director will talk about a further nutraceutical opportunity in the veterinary market for companion animals.

Drs. Andrew Sutton and Graham Mould, who have just joined the group following the acquisition of Guildford Clinical Pharmacology Unit Limited, ("GCPUL") will be at the presentation. GCPUL are a clinical research organisation conducting phase I and phase II clinical trials, and Dr Sutton will be talking about their business and its proposed development.

Norman Lott the Company's Finance Director will talk briefly on last year's expenditure and estimates for this year of total expenditure of £1.6m. In terms of future revenues the Company believes that a partnering deal in nutraceuticals is possible in 2005 with revenue from sales in 2006 and a partnering deal in pharmaceuticals in 2007.

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Executive Chairman Percy Lomax commented “Our strategy is to be a drug development company, but to use other areas which are related to our core business to develop revenues to such a time as revenues from drug development are themselves self supporting”.

For further information please contact:

Andrew Marshall
Tel No: 020 7960 6007 or

Go to the ReGen Therapeutics Plc website www.regentherapeutics.com where the full presentation will be displayed.

ReGen Therapeutics Plc Ref 82-34822

14 December 2004

ReGen Therapeutics Plc Placing raises £1.25m

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that it has today placed with new and existing shareholders 54.26 million new ordinary shares ("New Shares") at 2.3p per share to raise £1.25m before expenses ("Placing").

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 15th December 2004

Executive Chairman Percy Lomax commented that "The cash will be used to explore further opportunities".

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007